UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 56)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y164
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y164

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 37,228,333 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 37,228,333 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,228,333 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 37,228,333 Common Shares issuable upon the conversion of 22,337 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) held by Family Trading Inc. (discussed in Item 6 below).

(2) See Item 5(a)

CUSIP No.	Y8897Y164

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 0(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
 (1) On May 8, 2017, the Issuer (defined below) issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares. See Item 6.
(2) See Item 5(a).

CUSIP No.	Y8897Y164

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 37,228,333 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

37,228,333 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,228,333 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%(2)

14.	TYPE OF REPORTING PERSON OO
____________________
(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc. and Tankers Family Inc., each a Marshall Islands corporation (collectively, the "Holding Companies") and may be deemed to beneficially own all of the Common Shares and shares of Series D Preferred Stock beneficially owned by the Holding Companies, as applicable.

(2) See Item 5(a).

This Amendment No. 56 (this "Amendment No. 56") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") by Family Trading Inc. ("Family Trading"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust") on January 29, 2020. This Amendment No. 56 is being filed on behalf of Family Trading, Tankers Family and the Trust (collectively, the “Reporting Persons”).

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on January 29, 2020.

Item 1.	Security and Issuer

This Amendment No. 56 is being filed with respect to the outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer").

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str
15124 Maroussi
Greece

Item 2.	Identity and Background.

(a, b, c and f.) This Amendment No. 56 is being filed on behalf of the Reporting Persons. Unless otherwise noted, the principal business address of the persons listed in Item 2 is 11 Kanari Street, 106 71 Athens, Greece. Unless otherwise indicated, the present principal occupation of each person is with the applicable Reporting Person.

The business address of the Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The Trust is an irrevocable trust established under the laws of New Zealand under an agreement dated March 12, 2015 for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The New Zealand Trust Corporation Limited is the trustee (the "Trustee") of the Trust. The Trust may be deemed to own all of the outstanding shares of the Holding Companies.

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Dimosthenis Eleftheriadis is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Eleftheriadis is a citizen of Greece and Mr. Giamanis is a citizen of Greece.

Tankers Family is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Stylianos Giamanis is the President, Treasurer and Director of Tankers Family and Dimosthenis Eleftheriadis is the Vice President, Secretary and Director of Tankers Family. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 56 is being filed to reflect the issuance of 16,004 Series E Preferred Shares on February 17, 2020 as settlement of the purchase price of $14.35 million for the purchase by the Issuer of the M/T Eco City of Angels and M/T Eco Los Angeles from entities affiliated with Family Trading Inc. and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares held by Family Trading Inc., the redemption of 261 Series E Preferred Shares on January 30, 2020, the issuance of 340,000 common shares on February 5, 2020 by the Issuer pursuant to warrant exercises of the warrants sold at the public offering that the Issuer closed on November 7, 2019 and the issuance of 252,269 common shares by the Issuer from February 13, 2020 through February 18, 2020 as a result of sales completed under the equity distribution agreement dated February 12, 2020 between the Issuer and Maxim Group LLC (the "ATM").

More information relating to the Series E Preferred Shares can be found under Item 6.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Amendment No. 56 is hereby incorporated herein by reference.

Other than as set forth above, there are no other material changes to this Item 4 from the Schedule 13D/A filed with the Commission on January 29, 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of February 20, 2020, there were 10,287,616 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 37,228,333 Common Shares, representing approximately 78.3% of the outstanding Common Shares. This percentage ownership is based on 47,515,949 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 10,287,616 Common Shares issued and outstanding and (ii) 37,228,333 Common Shares issuable upon the conversion of 22,337 Series E Preferred Shares held by Family Trading. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 37,228,333 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 37,228,333 Common Shares.

Tankers Family beneficially owns 100,000 shares of Series D Preferred Stock. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. See Item 6.

The Trust may be deemed to beneficially own 37,228,333 Common Shares, representing approximately 78.3% of the outstanding Common Shares. This percentage ownership is based on 47,515,949 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 10,287,616 Common Shares issued and outstanding and (ii) 37,228,333 Common Shares issuable upon the conversion of 22,337 Series E Preferred Shares held by Family Trading. The Trustee of the Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 37,228,333 Common Shares. The Trustee of the Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 37,228,333 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 56. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.

(c.) Except for those transactions described herein (see Items 3 and 6), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 56 is hereby incorporated herein by reference.

Series E Perpetual Convertible Preferred Stock

On March 29, 2019, the Issuer entered into the Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share. The proceeds of the sale were used for the full and final settlement of all amounts due under the Amended and Restated Credit Facility dated September 26, 2017 between Family Trading and the Issuer.

The following description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Statement of Designations (the "Statement of Designations") of the Series E Preferred Shares, including, without limitation, section 9 of the Statement of Designation relating to certain adjustments to the Series E Preferred Shares conversion price. Copies of the Stock Purchase Agreement and Statement of Designations have been incorporated by reference into this report as Exhibits I and J, respectively.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $1.00, (ii) 80% of the lowest daily VWAP of the Issuer's Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting.  The holders of each Series E Preferred Share are entitled to the voting power of one thousand (1,000) Common Shares of the Issuer.  The holders of Series E Preferred Shares and the holders of the Issuer’s Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Issuer. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of the Issuer, the holders of Series E Preferred Shares shall be entitled to receive the net assets of the Issuer pari passu with the Common Shares.

Redemption.  The Issuer at its option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. The Issuer shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, the Issuer shall first provide one business day advanced written notice to the holders of his intention to make a redemption (the “Redemption Notice”), setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, the Issuer shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period. The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Issuer’s Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof. Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Issuer has entered or (as the case may be) will enter into, or any senior secured facility for which the Issuer has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

Ranking. All Series E Preferred Shares shall rank pari passu with all classes of the Issuer’s Common Shares.

As of February 20, 2020, upon conversion at the Series E Conversion Price ($0.60) of 22,337 Series E Preferred Shares currently outstanding, Family Trading would receive 37,228,333 Common Shares.

Series D Preferred Stock

On April 21, 2017, the Issuer was informed by one of its senior lenders, ABN Amro Bank N.V. ("ABN Amro"), that the Issuer was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, the Issuer's President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the outstanding Common Shares. ABN Amro requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding Common Shares or maintain a voting rights interest of above 50% in the Issuer. In order to regain compliance with the loan covenant, on April 27, 2017, the Issuer's board of directors authorized the Issuer to create a new class of non-convertible preferred stock with voting power of one thousand (1,000) Common Shares per preferred share and grant 100,000 of these preferred shares to the Pistiolis family.

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 56, there are no other material changes to this Item 6 from the Schedule 13D/A filed with the Commission on January 29, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B	Amended Family Trading Credit Facility (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on March 1, 2017).

Exhibit C
Form of Warrant Agreement (incorporated by reference to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on May 9, 2016 (File No. 333-194690)).

Exhibit D	Statement of Designations of Series D Preferred Shares (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).
Exhibit E	Addendum to the Amended Family Trading Credit Facility dated September 26, 2018 (incorporated by reference to the Issuer’s Current Report on Form 6-K, filed with the Commission on October 3, 2018).

Exhibit F	Addendum to the Amended Family Trading Credit Facility dated October 30, 2018.

Exhibit G	Addendum to the Amended Family Trading Credit Facility dated December 31, 2018.

Exhibit H	Addendum to the Amended Family Trading Credit Facility dated January 22, 2019.

Exhibit I	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit J
Statement of Designations of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: February 20, 2020	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director